

July 15, 2015

Iryna Clark
Chief Executive Officer
Lockbox Link, Inc.
13708 Ruette Le Parc #C
Del Mar, CA 92014

> **Re: Lockbox Link, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 8, 2015**
> **File No. 333-198677**

Dear Ms. Clark:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation

Table 4.0 Summary Compensation, page 33

1.   Please revise the table to disclose compensation for your named executive officer for the period from inception through the end of your fiscal year 2014. In this regard, we note that footnote 2 to the table indicates that your executive compensation disclosure covers the period from inception through May 31, 2015. Refer to Item 402(n) of Regulation S-K. Please also revise to delete the redundant row in the table, which could be read to suggest that you have two named executive officers.

2.   Your disclosure that Ms. Clark has received $28,000 in consulting fees from inception through May 31, 2015 is inconsistent with your disclosure on page F-21 which states that Ms. Clark received $6,000 in 2015 and $26,500 in 2014. Please advise or revise.

3.   Please also explain why Ms. Clark is paid consulting fees, given your disclosure on page 20 that as your president and director, she runs your operations and is your only employee.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor

cc: Ryan Anderson, Esq.
        The Moores Law Group, LLP